UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71111 / December 18, 2013

Admin. Proc. File No. 3-15499

In the Matter of

PATCH INTERNATIONAL, INC.,
QUADTECH INTERNATIONAL, INC.,
STRATEGIC RESOURCES, LTD., and
VIRTUAL MEDICAL CENTRE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Patch International, Inc., QuadTech International, Inc., Strategic Resources, Ltd., and Virtual Medical Centre, Inc. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Patch International, Inc., QuadTech International, Inc., Strategic Resources, Ltd., and Virtual Medical Centre, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Patch International, Inc., QuadTech International, Inc., Strategic Resources, Ltd., and Virtual Medical Centre, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Patch Int'l, Inc., QuadTech Int'l, Inc., Strategic Res., Ltd., and Virtual Med. Ctr., Inc.,* Initial Decision Release No. 512 (Oct. 29, 2013), 107 SEC Docket 10.

INITIAL DECISION RELEASE NO. 512
ADMINISTRATIVE PROCEEDING
File No. 3-15499

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of PATCH INTERNATIONAL, INC., QUADTECH INTERNATIONAL, INC., STRATEGIC RESOURCES, LTD., and VIRTUAL MEDICAL CENTRE, INC.	INITIAL DECISION OF DEFAULT October 29, 2013

APPEARANCE: Neil J. Welch Jr. for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Patch International, Inc., QuadTech International, Inc., Strategic Resources, Ltd., and Virtual Medical Centre, Inc. (collectively, Respondents). The revocations are based on Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission (Commission).

INTRODUCTION

The Commission issued an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 18, 2013. The Office of the Secretary and the Division of Enforcement provided evidence that the OIP was served on Respondents by September 24, 2013, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers to the OIP were due within ten days after service of the OIP, or by October 7, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On October 9, 2013, Respondents were ordered to show cause by October 21, 2013, why the registrations of their securities should not be revoked by default. To date, no Respondent has filed an Answer or responded to the Order to Show Cause.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Patch International, Inc. (Patch) (Central Index Key (CIK) No. 1064481), is a Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Patch is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 2008, which reported a net loss of over $11.8 million for the prior twelve months. As of September 10, 2013, the company's stock (symbol "PTCHF") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

QuadTech International, Inc. (QuadTech) (CIK No. 1061316), is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). QuadTech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2008, which reported a net loss of $8,167 for the prior six months. As of September 10, 2013, the company's stock (symbol "QTII") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Strategic Resources, Ltd. (Strategic Resources) (CIK No. 1174259), is a revoked Nevada corporation located in Boulder, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Strategic Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $180,910 for the prior six months. As of September 10, 2013, the company's stock (symbol "SGCR") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Virtual Medical Centre, Inc. (Virtual Medical Centre) (CIK No. 1341995), is a Nevada corporation located in Osborne Park, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Virtual Medical Centre is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $1.77 million for the prior nine months. As of September 10, 2013, the company's stock (symbol "VMCT") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978). There is no genuine issue of material fact that Respondents failed to timely file required periodic reports. As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); <u>Impax Labs., Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Patch International, Inc., QuadTech International, Inc., Strategic Resources, Ltd., and Virtual Medical Centre, Inc., are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Rule 155(b) of the Commission's Rules of Practice permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. <u>Id.</u>

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Cameron Elliot
Administrative Law Judge